Exhibit 99.165

NexTech’s InfernoAR Chosen as Virtual Events Platform Partner for Skybridge World Dubai

Company is Expanding its Global Footprint as Strong Demand for Virtual Meetings and Remote Work Solutions Continue

New York, NY – Toronto, ON –June 10, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, and virtual events is pleased to announce that it has signed a partner agreement and contract to provide its InfernoAR Virtual Events platform services to Skybridge World Dubai clients. Skybridge is a leading events, exhibition and marketing solutions provider to global corporations whose clients include: Emirates Glass, IBM, Lilly, Henkel, Amgen and many others. NexTech and Skybridge have already solidified their partnership and signed up their first customer, Bohringer Ingelheim.

Ezzeldin Delawar – Commercial Manager of Skybridge comments, “When I first met the NexTech AR team, I was greeted by a group of creative, hardworking individuals who were ready to push the boundaries of the virtual event space. As an event provider that handles more than 100 on-ground events yearly for mostly multi-national organizations, we were delighted to have built a strong partnership very quickly with the NexTech AR team to help us bridge the gap between on-ground & virtual events. We are excited to see how our partnership will develop in the future as we aim to exceed our clients expectations together in both the physical & digital space”.

Evan Gappelberg, CEO of NexTech comments, “Requests from new potential clients are increasing every day for us as video is the new voice and in person events have completely pivoted to virtual events creating the perfect storm for our InfernoAR Virtual Events platform”. He continues, “We expect a permanent shift by up to 40% for business that requires in person meetings and conferences. COVID-19 has created a huge opportunity for us with business leaders globally realizing the potential financial benefits of offering a more fluid work and events environment, using AR, and video conferencing. In this environment where 100% of conferences are virtual, we are now experiencing a surge in demand for our services globally”.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four multi-billion-dollar verticals in AR.

ARitize™ For eCommerce: The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D-AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry's first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ University: having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios: expected to launch in 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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